SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT


SEC MAIL PROCESSING
RECEIVED
JUN 30 2003
WASH. D.C. 105 SECTION

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO-FEE REQUIRED]
For the fiscal year ended December 31, 2001

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to
Commission file number

CIVIC BANK OF COMMERCE PROFIT SHARING AND RETIREMENT PLAN
400 North Roxbury Drive, Sixth Floor
Beverly Hills, California 90210
(Full title of the plan and the address of the plan)


03025925

CIVIC BANCORP
C/O CITY NATIONAL CORPORATION
400 North Roxbury Drive
Beverly Hills, California 90210
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION


PROCESSED
JUL 02 2003
THOMSON
FINANCIAL

Item 1. Not Applicable

Item 2. Not Applicable

Item 3. Not Applicable

Item 4. In lieu of the requirements of Items 1-3 above, plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are attached as Exhibit 1.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Civic Bank of Commerce Profit Sharing and Retirement Plan
By: City National Corporation, as successor Plan Sponsor

Date: June 27, 2003

By: 
Michael B. Cahill, Executive Vice President and General Counsel

00116917.DOC

Index to Exhibits


KPMG

CIVIC BANK OF COMMERCE
PROFIT SHARING RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

CIVIC BANK OF COMMERCE
PROFIT SHARING RETIREMENT PLAN


PROCESSING
SEC MAIL
RECEIVED
JUN 30 2003
SECTION
WASH., D.C.

Index

All other schedules are omitted because they are not required or applicable pursuant to ERISA and Department of Labor regulations.



600 Anton Boulevard
Suite 700
Costa Mesa, CA 92626-7651

Independent Auditors' Report

The Administrative Committee
Civic Bank of Commerce Profit Sharing Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Civic Bank of Commerce Profit Sharing Retirement Plan (the Plan) as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As further discussed in note 1 to the accompanying financial statements, the Plan was terminated effective February 28, 2002. In accordance with accounting principles generally accepted in the United States of America, the financial statements are presented on the liquidation basis of accounting.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Los Angeles, California
May 23, 2003



CIVIC BANK OF COMMERCE
PROFIT SHARING RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

Assets		**2002**	**2001**
Investments, at fair value:			
Cash and cash equivalents	$	1,342,973	747,029
Mutual funds		1,838,797	1,975,176
Collective trust		1,393,330	1,858,819
Common stock		697,075	1,926,175
Participant loans		28,209	74,915
Total investments		5,300,384	6,582,114
Receivables:			
Participant contributions		—	13,864
Employer contributions		—	510,543
Total receivables		—	524,407
Total assets		5,300,384	7,106,521
Liabilities			
Payables:			
Excess contributions payable		—	11,535
Total liabilities		—	11,535
Net assets available for benefits	$	5,300,384	7,094,986

See accompanying notes to financial statements.

CIVIC BANK OF COMMERCE
PROFIT SHARING RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

		2002	2001
Additions (deletions) to net assets attributed to:			
Investment (loss) income:			
Interest and dividends	$	80,406	178,582
Net (depreciation) appreciation in fair value of investments		(754,394)	40,892
Total investment (loss) income		(673,988)	219,474
Contributions:			
Employer's		62,060	510,543
Participants'		205,589	705,693
Total contributions		267,649	1,216,236
Benefits paid to participants		(1,362,825)	(405,796)
Administrative expenses		(25,438)	(14,579)
Net (decrease) increase		(1,794,602)	1,015,335
Net assets available for benefits:			
Beginning of year		7,094,986	6,079,651
End of year	$	5,300,384	7,094,986

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the Civic Bank of Commerce Profit Sharing Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

On February 28, 2002, Civic Bank of Commerce (the Company) was acquired by City National Corporation. The board of directors of the Company passed a resolution to terminate the Plan effective February 28, 2002. As such, all participants became 100% vested on February 28, 2002. City National Corporation became the successor plan sponsor of the Plan effective February 28, 2002. Employees became eligible to participate in City National Corporation's Profit Sharing Plan as of March 1, 2002 in accordance with the provisions of City National Corporation's plan.

The Plan is a defined contribution plan covering former employees of the Company who have three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

(b) Contributions

For the period during 2002 prior to the Plan's termination, participants were permitted to make salary deferrals of annual compensation, as defined by the Plan, up to the maximum amount permitted under applicable Internal Revenue Code (IRC). Participants were also permitted to contribute amounts representing distributions from other tax favored plans in accordance with applicable law, and participants age 50 and older were permitted to make "catch-up" contributions in accordance with IRC regulations and limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers City National Corporation common stock (previously Civic BanCorp common stock), mutual funds, a money market account, and a common/collective trust fund as investment options for participants. The Company made matching contributions to each participant employed with the Company as of the Plan's date of termination based on his or her elective deferrals in a percentage set by the Company. For 2002, prior to Plan termination, the Company made a matching contribution equal to 50% of the first 12% of compensation contributed to the Plan (and not withdrawn prior to the date of the Plan's termination), up to a 6% match maximum. Matching contributions were allocated to participant accounts without regard to the participant's hours of service.

(c) Participant Loans

Participants were permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding balance during the previous 12 months, or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at the prime rate as determined by the Plan's trustee, or its affiliates, plus 1%. Principal and interest was paid ratably through semimonthly payroll deductions. No new loans were permitted to be issued following the Plan's date of termination.

(Continued)

(d) ***Participant's Accounts***

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(e) ***Vesting***

Participants are immediately vested in their contributions plus actual earnings thereon. All participants became fully vested in any Company contributions on February 28, 2002 due to the Plan's termination. Prior to the Plan's termination on February 28, 2002, the portion of the participants' accounts attributable to the Company's discretionary and matching contributions became 20% vested after two years and 20% for each year thereafter, based on the employee's years of vesting service. A participant was 100% vested after six years of service.

(f) ***Benefit Payments***

Upon termination of service due to any reason, a participant may elect to receive either a lump-sum amount or annual installments equal to the value of the participant's vested interest in his or her account.

(g) ***Forfeited Accounts***

At December 31, 2002 and 2001, forfeited nonvested accounts totaled $51,505 and $41,329, respectively. Forfeited nonvested accounts are first used to pay administrative expenses and then used to reduce future employer contributions. For the years ended December 31, 2002 and 2001, forfeitures of $25,313 and $14,579, respectively, were used to pay administrative expenses.

(h) ***Plan Amendments***

The Plan was amended effective January 1, 2002 to increase the maximum amount participants may contribute from 12% up to the maximum amount permitted under applicable IRC, to allow "catch-up" contributions, in accordance with IRC regulations, for participants age 50 or older, and to reflect the allocation of matching contributions with respect to the short plan year of termination.

(2) Significant Accounting Policies

(a) ***Basis of Accounting***

The accompanying financial statements have been prepared on the liquidation basis and present the net assets of the Plan available for benefits and the changes in those net assets. There was not a significant effect on changing from the accrual basis to the liquidation basis as the net assets are presented at fair value.

(Continued)

(b) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits and the additions and deductions in the statements of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) ***Investment Valuation and Income Recognition***

The Plan's investments are stated at fair value. Mutual funds are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at year-end. The Plan's investment in the common/collective trust fund is valued at fair value as determined by the trustee based on the market value of the underlying assets of the fund. The investment in common stock of City National Corporation is valued at its quoted market price. Participant loans are valued at cost, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income was recorded on the accrual basis. Dividends were recorded on the ex-dividend date.

Investment valuation and return is subject to fluctuations in the market performance of the underlying investment alternatives provided by the Plan. Accordingly, investment returns may vary from period to period and in future periods depending on the underlying investments, and these variations could be significant.

(d) ***Payment of Participant Benefits***

Participant benefits are recorded when paid.

(e) ***Administrative Expenses***

Forfeitures are used to pay the administrative expenses of the Plan.

(f) ***Risks and Uncertainties***

The Plan provides for various investment options in mutual funds, common stocks, and common/collective trusts. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants' account balances and the amounts reported in the financial statements.

(g) ***Reclassifications***

Certain items from the previous year have been reclassified to conform to the current year presentation.

(Continued)

CIVIC BANK OF COMMERCE
PROFIT SHARING RETIREMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(3) Investments

The following table presents the fair value of investments as of December 31, 2002 and 2001 with individual investments representing 5% or more of the Plan's assets available for benefits separately identified:

Investment		2002		2001	
Wells Fargo S&P 500 Stock Fund	$	1,393,330		1,858,819	
Wells Fargo Bank Money Market Fund		1,342,973		747,029	
American Advantage Balanced Fund		828,685		1,040,179	
City National Corporation Common Stock		697,075		—	*
Wells Fargo Bank Strong Government Securities Fund		419,065		263,313	*
Wells Fargo Bank Strong Corporate Bond Fund		325,066		344,472	
Franklin Small Cap Growth Fund		265,981		327,212	*
Civic BanCorp Common Stock		—	*	1,926,175	
All other investments less than 5%		28,209		74,915	
Total	$	5,300,384		6,582,114	

* Less than 5%.

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(754,394) and $40,892, respectively, as follows:

		2002	2001
Common/collective trust	$	(250,974)	(276,693)
Common stock		10,165	398,841
Mutual funds		(513,585)	(81,256)
Total	$	(754,394)	40,892

(4) Party in Interest Transactions

Certain Plan investments are shares of money market funds managed by Wells Fargo Bank and shares of common stock of City National Corporation. Wells Fargo Bank is the trustee, and City National Corporation is the plan sponsor as defined by the Plan and, therefore, these transactions qualify as party in interest transactions.

(5) Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated July 14, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. In 2003, the Plan will file an application with the Internal Revenue Service for favorable determination on the Plan's termination.

(6) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

		2002	2001
Net assets available for benefits per financial statements	$	5,300,384	7,094,986
Less employer contributions receivable		—	(510,543)
Less employee contributions receivable		—	(13,864)
Add excess contribution distribution		—	11,535
Net assets available for benefits per Form 5500	$	5,300,384	6,582,114

The following is a reconciliation of net (decrease) increase in net assets per the financial statements for the years ended December 31, 2002 and 2001 to the Form 5500:

		2002	2001
Net (decrease) increase in net assets per the financial statements	$	(1,794,602)	1,015,335
Less employer contributions receivable current year		—	(510,543)
Less employee contributions receivable current year		—	(13,864)
Less excess contribution distribution prior year		(11,535)	
Add excess contribution distribution current year		—	11,535
Add employer contributions receivable prior year		510,543	525,076
Add employee contributions receivable prior year		13,864	16,630
Net (decrease) increase in net assets per Form 5500	$	(1,281,730)	1,044,169

Schedule

CIVIC BANK OF COMMERCE
PROFIT SHARING RETIREMENT PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value		Current value
Cash and cash equivalents:			
Wells Fargo Bank*	Wells Fargo Bank Money Market Funds, 1,342,973 shares	$	1,342,973
Total cash and cash equivalents			1,342,973
Mutual funds:			
Wells Fargo Bank*	Wells Fargo Bank Strong Corporate Bond Fund, 32,539 shares		325,066
Wells Fargo Bank*	Wells Fargo Bank Strong Government Securities Fund, 37,618 shares		419,065
Franklin	Franklin Small Cap Growth Fund, 12,118 shares		265,981
American Advantage	American Advantage Balanced Fund, 77,738 shares		828,685
Total mutual funds			1,838,797
Common/collective trusts:			
Wells Fargo Bank*	Wells Fargo Bank S&P 500 Stock Fund, 39,505 shares		1,393,330
Total common/collective trusts			1,393,330
Employer securities:			
City National Corporation*	City National Corporation Common Stock, 35,244 shares		697,075
Total employer securities			697,075
Participant loans*	Various maturities; balance collateralized by participant account, interest rates range from 8% to 10%		28,209
		$	5,300,384

* Party in interest.

See accompanying independent auditors' report.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Civic Bank of Commerce Profit Sharing Retirement Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities Exchange Commission (the "SEC") on or about the date hereof (the "Report"), we, Russell Goldsmith, Chief Executive Officer of City National Corporation (the "Company"), and Frank P. Pekny, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of our knowledge, based on a review of the Report of the Plan, and except as corrected or supplemented in a subsequent report:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Date: June 26, 2003

RUSSELL GOLDSMITH
Chief Executive Officer



Date: June 26, 2003

FRANK P. PEKNY
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to City National Corporation and will be retained by City National Corporation and furnished to the Securities and Exchange Commission upon request.

00117002;1
06/24/03